UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: May 30,

2024
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the news release, which appear immediately following this page.

Investor Relations
Tel. +41-44-234 41 00
Media Relations
Tel. +41-44-234 85 00
UBS Group AG and UBS AG, News Release, 30 May

2024

30 May 2024
Ad hoc announcement pursuant to Article 53 LR.
News Release
UBS announces changes to Group Executive Board
●
Iqbal Khan named President UBS Asia-Pacific

in addition to Co-President Global Wealth
Management (GWM)
●
Rob Karofsky named President UBS Americas and

Co-President GWM

●
George Athanasopoulos and Marco Valla become Co-Presidents of the Investment

Bank and
join UBS Group Executive Board (GEB)
●
Damian Vogel to succeed Christian Bluhm as Group Chief Risk Officer and join GEB
●
Stefan Seiler, Head Group Human Resources and Corporate Services, to expand remit to include Group Communications and Branding
●
Edmund Koh to become Regional Chair

Asia-Pacific
●
Naureen Hassan and Ulrich Körner to

retire from UBS
Zurich, 30 May 2024 – The next significant milestones

in UBS’s integration of Credit Suisse are the merger of
UBS AG and Credit Suisse AG, which takes place

on 31 May 2024, and the move to

a single Intermediate
Holding Company in the United States in June.

Their completion is another critical step

in our integration
journey and enables us to further harness

the power of the combined organization.

As we progress on
pursuing our long-term ambitions, it is crucial that

we increase our focus on sustainable, strategic growth,
especially in the Americas and Asia-Pacific.
To

execute on short- and long-term priorities,

UBS announces the following changes

to its Group Executive
Board (GEB), which are subject to final regulatory approval and effective 1 July 2024 except where otherwise
noted:
●
Iqbal Khan
will assume the role of President UBS Asia-Pacific, effective 1 September

2024, and
become Co-President GWM. He will relocate to Asia later this summer together with his family. This is
the first time that a divisional President will be based

in Asia-Pacific.

●
Rob Karofsky
will become President UBS Americas and Co-President GWM

after having successfully
led the UBS Investment Bank as Co-President since

2018 and as President since 2021.

Iqbal and Rob will jointly manage GWM across all regions to ensure an unparalleled global offering
for our wealth management client franchise.

In addition, in their new regional roles, Iqbal and Rob
will further leverage the capabilities of the integrated

firm across all business divisions.
●
George Athanasopoulos
and

Marco Valla
will join the GEB as Co-Presidents of the Investment
Bank. With more than 30 years in investment

banking, both bring a wealth of experience.

George
joined UBS in 2010 and held various senior

roles across the Investment Bank including Co-Head
Global Markets since 2020. In addition, he

has been Head Global Family and Institutional

Wealth
since 2022 where he has leveraged the key strengths

across UBS’s investment banking and wealth
management capabilities. Marco, who joined the firm

in 2023 as Co-Head of Global Banking, has
held increasingly senior managerial roles and advised on approximately

300 completed transactions
across various industries.

Investor Relations
Tel. +41-44-234 41 00
Media Relations
Tel. +41-44-234 85 00
UBS Group AG and UBS AG, News Release, 30 May

2024

●
Damian Vogel

will be appointed Group Chief Risk Officer and become a member of the GEB,
succeeding Christian Bluhm, who agreed to delay his

retirement last year to support the firm in the
first phase of the integration. Since joining

UBS in 2010, Damian has held various

risk-related
leadership roles across GWM, Personal & Corporate Banking and region Switzerland before being
appointed Chief Risk Officer for Credit Suisse and Group Risk Control Head

of Integration in 2023.
Christian will remain with the firm in an advisory

capacity.
●
Stefan Seiler
, Head Group Human Resources and Corporate Services, will

expand his responsibility to
include Group Communications and Branding led by

Marsha Askins, who will newly report into him.
●
Ulrich Körner
, CEO of Credit Suisse AG, will step down from the GEB at

the end of June following
the merger of the parent banks UBS AG and Credit Suisse AG.

He will retire from UBS later this year.

●
Edmund Koh
, President UBS Asia-Pacific, will step-down from the GEB effective

1 September 2024.
He will remain at UBS as Regional Chair Asia-Pacific,

continuing to support our clients and businesses
in the region.

●
Naureen Hassan
, Regional President UBS Americas, has decided to retire from UBS, effective
1 July 2024. Since joining the firm in 2022, Naureen

has played an instrumental role in positioning
our business for growth, including preparation for the transition to a single US Intermediate Holding
Company.
UBS Group CEO Sergio P.

Ermotti comments: “Since acquiring

Credit Suisse last year, we have continued to
deliver on our integration priorities while staying

close to our clients, positioning us

well for future growth. I
would like to thank Christian Bluhm, Edmund

Koh, Ulrich Körner and Naureen Hassan for

their exceptional
contributions to the firm over the years, especially

during this period of change. The appointments

to the
Group Executive Board we are announcing today will allow us

to continue to progress on our integration
journey and realize the expected synergies

and efficiencies, while putting even more emphasis on

our long-
term priorities and growth prospects, particularly in the

Americas and Asia-Pacific.”
UBS Group AG and UBS AG
Investor contact:
Switzerland:

+41-44-234 41 00
Americas:

+1-212-882 57 34
Media contact:
Switzerland:

+41-44-234 85 00
UK:

+44-207-567 47 14
Americas:

+1-212-882 58 58
APAC:

+852-297-1 82 00
www.ubs.com/media

Investor Relations
Tel. +41-44-234 41 00
Media Relations
Tel. +41-44-234 85 00
UBS Group AG and UBS AG, News Release, 30 May

2024

Cautionary statement regarding forward-looking statements
This ad hoc announcement contains statements that constitute “forward-looking statements, ”including but not limited to management’s outlook for UBS’s financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development and goals or intentions to achieve climate, sustainability and other social objectives.

While these forward-looking statements represent UBS’s judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations.

UBS’s business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC.

More detailed information about those
factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including the Risk Factors filed on
Form 20-F for the UBS Group AG Annual Report for 2023, filed on 28 March 2024.

UBS is not under any obligation to (and
expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

This

Form

6-K

is

hereby

incorporated

by

reference

into

(1)

each

of

the

registration

statements

on

Form

F-3 (Registration

Numbers 333-263376, 333-272539

and 333-272452),

and on

Form S-8

(Registration Numbers
333-200634;

333-200635; 333-200641;

333-200665; 333-215254;

333-215255; 333-228653;

333-230312; 333-
249143 and 333-272975), and

into each prospectus outstanding

under any of the

foregoing registration statements,
(2) any

outstanding offering

circular or

similar document

issued or

authorized by

UBS AG

that incorporates

by
reference any Forms 6-K of UBS AG that are incorporated into its registration statements filed with the SEC, and
(3)

the

base prospectus

of Corporate

Asset Backed

Corporation (“CABCO”)

dated June

23,

2004 (Registration
Number 333-111572), the Form 8-K

of CABCO filed

and dated June

23, 2004 (SEC

File Number 001-13444),

and
the Prospectus Supplements relating to the CABCO Series 2004-101

Trust dated May 10, 2004 and May 17, 2004
(Registration Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this
report to be signed on its behalf by the undersigned, thereunto duly authorized.
UBS Group AG

By: _/s/ David Kelly______________
Name:

David Kelly
Title:

Managing Director
By: _/s/ Ella Campi_______________
Name:

Ella Campi
Title:

Executive Director

UBS AG
By: _/s/ David Kelly______________
Name:

David Kelly

Title:

Managing Director
By: _/s/ Ella Campi_______________
Name:

Ella Campi
Title:

Executive Director
Date:

May 30, 2024